Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

July 23, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:           Chambre Malone

Re:           Keyuan Petrochemicals, Inc.
                Registration Statement on Form S-1
Filed May 21, 2010
File No. 333-167029

Dear Ms. Malone:

This letter is provided in response to your letter dated June 17, 2010, regarding the above-referenced Form S-1 for our client, Keyuan Petrochemicals, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Keyuan Petrochemicals, Inc. and not our law firm.

General

1.
We note you have open comments related to the review of the Item 4.01 Form 8-K filed April 28, 2010. We remind you that your filing cannot go effective until all comments are cleared on your Item 4.01 Form 8-K.

Response: We received a letter from the SEC staff on June 16, 2010 informing us that the review of Form 8-K filed on April 28, 2010 was completed and there are no further comments.

2.	We note the audit report in Exhibit 99.1 of Form 8-K filed April 28, 2010 is not signed. Please amend the report to provide a signed audit report.

Response: Pursuant to your comment, we have filed all exhibits with signatures.

Cover page of prospectus

3.	We note that, as of June 2, 2010, you changed your trading symbol to “KYNP”. Please make appropriate revisions throughout your prospectus accordingly.

Response: Pursuant to your comment, we have made appropriate revisions throughout our prospectus.

4.	Please disclose the information required by Item 501(b)(3) of Regulation S-K and instruction 2 of this item. Please also disclose that some of the shares offered underlie preferred stock and warrants.

Response: Pursuant to your comment: we have included the offering price of the securities and disclosed that some of the shares offered underlie preferred stock and warrants. The amended disclosure shall read as follows:

“In April and May, 2010, we entered into a securities purchase agreement with 122 accredited investors for the issuance and sale of 748,704 units (the “Units”) at a purchase price of $35 per Unit, consisting of, in the aggregate, (a) 6,738,336 shares of Series A convertible preferred stock, par value $0.001 per share convertible into the same number of shares of Common Stock, (b) 748,704 shares of Common Stock (the “Shares”), (c) three-year Series A Warrants to purchase up to 748,704 shares of Common Stock, at an exercise price of $4.50 per share (the “Series A Warrant Shares”), and (d) three-year Series B Warrants to purchase up to 748,704 shares of Common Stock, at an exercise price of $5.25 per share (the “Series B Warrant Shares”), for aggregate gross proceeds of approximately $26,204,640.

This prospectus relates to the resale of up to 9,939,203 shares of our common stock, $0.001 par value, including 984,704 shares of our Common Stock that are currently issued and outstanding, 6,738,336 shares of our Common Stock (the “Conversion Shares”) issuable upon the conversion of our Series A Preferred Stock, and 2,216,163shares of our Common Stock issuable upon exercise of warrants (the “Warrant Shares”). The Warrant Shares are comprised of (i) 748,704 shares of Common Stock issuable upon exercise of Series A Warrants to purchase our Common Stock, (ii) 748,704 shares of Common Stock issuable upon exercise of Series B Warrants to purchase our Common Stock and (iii) 718,755 shares of Common Stock issuable upon exercise of Placement Agent Warrants, Placement Agent Series A Warrants and Placement Agent Series B Warrants  to purchase our Common Stock issued to TriPoint Global Equities, LLC , as placement agent in connection with the Private Placement, and certain of its designees as set forth in this prospectus. The selling stockholders named herein may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price, at prices related to such prevailing market price, in negotiated transactions or a combination of such methods of sale. We will not receive any proceeds from the sales by the selling stockholders.”

Item 3. Summary Information, Risk Factors and Ratio of Earnings…, page 1

Our Company, page 1

5.
We note you reference to data sources in the third paragraph. Please revise to identify the organization or company associated with each cited website address. Please also revise to list each data source immediately following the data you have provided from that source. Disclose whether you are attempting to incorporate the information on external web sites into this prospectus.

Response: Pursuant to your comment, we have revised the prospectus accordingly as follows:

“Asphalt is used as building material for highways, roads, airport pavement or as raw material for emulsified, diluted and modified asphalt. Ranked second in the world in length of highways at 75,000 km (46,603 miles) (data source: www.chinahighway.com which is founded by China Highway Society), China’s demand for asphalt has exceeded the domestic supply capacity in the past five years, which resulted in the import of 13.5 million MT of asphalt in the aggregate from 2005 to 2008 (data source: http://ccn.mofcom.gov.cn which is established by Ministry of Commerce of China). Maintenance and expansion of the highway system is expected to continue ( data source: www.stats.gov.cn which is set up by State Statistical Bureau). ”

Pursuant to your comment, we have also revised Item 3 summary information on page 1 to disclose that we are not attempting to incorporate the information on external websites into this prospectus.

6.
We note your disclosure in the fourth paragraph. Please revise your disclosure to indicate whether it is customary to receive an oral confirmation for land reservation and explain the significance of such notification to your business.

Response: Pursuant to your comment, we have revised our disclosure accordingly as follows:

“We have received oral confirmation from the Ningbo Municipal Government that approximately 1.3 million square feet of land adjacent to our current production facility has been reserved for us  for our proposed manufacturing expansion which will include a raw material pre-treatment facility, additional storage capacity and an asphalt production facility. In China, the government administers overall land planning rights when selecting a specific company to maximize the benefits of land use and it is customary to receive an oral confirmation for land reservation from the related government. We have been in regular communications with the local government and they have orally reassured us on several occasions in the past two years that the land reservation for our expansion program is available. It is the mutual understanding between the local government and us that the expansion program is an inseparable part of our sustainable development and will generate considerable tax income and create new employment for the local economy as well. We have also been in the process of making necessary preparations for the proposed manufacturing facility in terms of design work and equipment procurement. We submitted our application to the local government for a land bidding process slated to begin on July 10, 2010. A landing bidding process is a necessary process to get land use rights, however, we do not anticipate there will be other bidders in this process since the land is well integrated with our existing site and no other bidder can make better use of the land than us. Upon completion of the bidding process, we will enter into a written agreement with the Ningbo Municipal Government.”

April – May 2010 Private Financing, page 2

7.
We note your reference here and elsewhere in your prospectus to the ability of shareholders to sell their securities under Rule 144 of the Securities Act. Please note that the ability to sell under Rule 144 safe harbor may not be available for the release of your securities. Please revise your disclosure accordingly. For future guidance, please refer to Securities Act Rules Question 137.01 of the Division’s Compliance and Disclosure Interpretations.

Response: Pursuant to your comment: we have reviewed Securities Act Rules Question 137.01 of the Division’s Compliance and Disclosure Interpretations and acknowledged that “Rule 144(i)(1) states that the Rule 144 safe harbor is not available for the resale of securities ‘initially issued’ by a shell company (other than a business combination related shell company) or an issuer that has ‘at any time previously’ been a shell company (other than a business combination related shell company)”. And we also noticed that according to Rule 144(i)(2) of the Securities Act, the Rule 144 safe harbor will be available for shareholders  to resell their securities “if the issuer of the securities previously had been an issuer described in paragraph (i)(1)(i) but has ceased to be an issuer described in paragraph (i)(l)(i); is subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934; has filed all reports and other materials required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and has filed current ‘Form 10 information’ with the Commission reflecting its status as an entity that is no longer an issuer described in paragraph (i)(l)(i), then those securities may be sold subject to the requirements of this section after one year has elapsed from the date that the issuer filed ‘Form 10 information’ with the Commission”. Therefore, we have revised the prospectus to reflect that shareholders will be able to sell their securities under Rule 144 of the Securities Act if all of the conditions in Rule 144(i)(2) are satisfied at the time of the proposed sale.

Note Regarding Forward-Looking Statements, page 6

8.
Please note that you are not entitled to rely upon the safe harbor under Section 27A of the Securities Act and Section 21E of the Exchange Act. Please revise your prospectus to delete these references.

Response: Pursuant to your comment: we reviewed Section 27A of the Securities Act and Section 21E of the Exchange Act. Pursuant to Section 27A(a)(1) of the Securities Act and Section 21E(a)(1) of the Exchange Act, safe harbor for Forward-Looking Statements shall be  applicable if “an issuer that, at the time that the statement is made, is subject to the reporting requirements of section 13(a) or section 15(d).” When we filed the prospectus on May 21, 2010, the Company was no longer a shell company and is subject to the reporting requirement of section 13(a) or section (d) of the Securities Exchange Act of 1934, therefore, the revised prospectus shall be read as follows:

“The statements contained in this Form S-1 that are not purely historical are forward-looking statements within the meaning of Section 27A(a)(1) of the Securities Act, and Section 21E(a)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”). These include statements about the Company’s expectations, beliefs, intentions or strategies for the future, which are indicated by words or phrases such as “anticipate,” “expect,” “intend,” “plan,” “will,” “the Company believes,” “management believes” and similar words or phrases. The forward-looking statements are based on the Company’s current expectations and are subject to certain risks, uncertainties and assumptions. The Company’s actual results could differ materially from results anticipated in these forward-looking statements. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements.”

Risk Factors, page 6

9.	Please include a risk factor addressing the material weakness in your internal controls.

Response: Pursuant to your comment, we are including the following risk factor addressing the material weakness in our internal controls:

“We may be exposed to risks relating to our disclosure controls and our internal controls and may need to incur significant costs to comply with applicable requirements.   During the fiscal years ended December 31, 2009 and 2008, and subsequent interim period ended March 31, 2010 and through the date of dismissal, we did not experience any reportable events, except that in its letter to us in 2009 pursuant to “Statement on Auditing Standards (SAS) 112: Communicating Internal Control Related Matters,” Hall, our former auditor, identified the following material weakness of our internal controls, which constitute a reportable event under Item 304(a)(1)(v) of Regulation S-K:

• Reliance on financial reporting consultants for review of critical accounting areas and disclosures and material non-standard transactions;
• Lack of sufficient accounting staff which results in a lack of segregation of duties necessary for a good system of internal control.

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

On April 22, 2010, Silver Pearl entered into a Share Exchange Agreement, by and among Keyuan International Group Limited (“Keyuan International”), a company organized under the laws of the British Virgin Islands, Delight Reward Limited, the sole shareholder of Keyuan International and a company organized under the laws of the British Virgin Islands (the “Keyuan International Shareholder”), and Denise D. Smith, our former principal stockholder (“Smith”). Pursuant to the terms of the Exchange Agreement, the Keyuan International Shareholder transferred to us all of the issued and outstanding ordinary shares of Keyuan International (the “Keyuan International Shares”) in exchange for the issuance of 47,658 shares of our Series M preferred stock, par value $0.001 per share (the “Series M Preferred Stock”) (such transaction is sometimes referred to herein as the “Share Exchange”). The Series M shares vote with the common stock on an as converted basis and are convertible into 47,658,000 shares of common stock upon the Company’s shareholders approving an increase in authorized common stock to at least 100,000,000 shares. As a result of the Share Exchange, we are now the holding company of Keyuan Plastics Co., Ltd., the operating subsidiary of Keyuan International organized in the People’s Republic of China (“China” or the “PRC”) and engaged in manufacturing and supplying various petrochemical products in China.

The Share Exchange resulted in a change-in-control of Silver Pearl as the Company’s shareholders have acquired the majority ownership of the combined entity.  As a result, the accounting staff of our operating entity in China became the primary accounting staff of our company.  In order to remedy our accounting staff’s lack of knowledge of U.S. accounting standards and requirements, we hired a CFO with significant U.S. accounting and finance experience.  Our CFO and our accounting staff  are working on documenting our internal controls and we expect such documentation to be complete in 2010. Testing of internal controls will be conducted thereafter. If our market capitalization exceeds $75 million in 2011, we will be required to be in compliance with the Sarbanes-Oxley Act Section 404 in the fiscal year of 2011. However our CFO and accounting staff have already taken actions to start our Sarbanes-Oxley Action 404 compliance project. We expect this compliance project will enhance the Company’s internal controls significantly.    We are also looking to fill additional financial staff positions.  Specifically, we believe that one or more accounting staff trained in U.S. GAAP would improve our controls and procedures, specifically with regard to the preparation of our financial statements.   Finally, we have recently appointed an audit committee comprised of independent members of our board of directors, including an audit committee chairman, whom we believe to meet the SEC’s definition of a “financial expert”  in the Sarbanes-Oxley Act Section 406 and 407. .  We believe that the increased oversight and experience provided by the audit committee will assist us in the establishment and oversight of our controls and procedures.   Although we believe that these corrective steps will remediate the material weaknesses discussed above when all of the additional financial staff positions are filled, we cannot assure you that this will be sufficient. We may be required to expend additional resources to identify, assess and correct any additional weaknesses in our internal control. We cannot make assurances that we will not identify additional material weaknesses in our internal control over financial reporting in the future.”

10.
We note your disclosure in the first paragraph of Note 16 on page 79. Please consider adding a risk factor to disclose any risks associated with your dependence upon five vendors for approximately 70% of your raw material purchases.

Response: Pursuant to your comment, we have included the following risk factor as follows:

“ In the past several years we have derived a significant portion of our revenues from a small group of customers and we have purchased raw material from a small group of suppliers. If we are to remain dependent upon only a few customers and a few raw material suppliers, such dependency could negatively impact our business, operating results and financial condition.

…
For the years ended December 31, 2009, our five largest suppliers  accounted for approximately 70% of our raw material purchases. For the quarter ended March 31, 2010, our five largest suppliers  accounted for 72.87% of our total raw material purchase. As our supplier base may change from year-to-year, during such years that the supplier base is highly concentrated, the loss of, or reduction of our raw material supply from, any of such major suppliers could have a material adverse effect on our business, operating results and financial condition.”

Risks Related to Our Business, page 6

11.
On page 8, you disclose that five customers accounted for 70% of your total revenue for the year ended March 31, 2009. Please revise your filing to clarify whether your year ended is March 31 or December 31, 2009.

Response: Pursuant to your comment, we have revised the prospectus to state that our year ended is December 31, 2009.

Under the PRC Enterprise Income Tax Law, we may be classified as…, page 10

12.	Please revise the first paragraph to clearly indicate whether you qualify to observe the five-year transaction period.

Response: Pursuant to your comment, we are revising the first paragraph to clearly indicate that we do not qualify to observe the five-year transaction period as follows:

“Under the PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China, and such classification would likely result in unfavorable tax consequences to us and our non-PRC stockholders.

On March 16, 2007, the National People’s Congress (the “NPC”), approved and promulgated the PRC Enterprise Income Tax Law  (herein referred as the “New EIT Law”). The New EIT Law took effect on January 1, 2008. Under the New EIT Law, Foreign Investment Enterprises (“FIEs”), and domestic companies are subject to a uniform tax rate of 25%. In addition, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” which means that we may be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The New EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. However, since we were established after the promulgation date of the NEW EIT law, the five-year transition period will not be applicable to us if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income purposes.”

Dividends we received from Keyuan Plastics may be subject to PRC…, page 11

13.	Please revise the first paragraph to disclose the dollar amount of dividends that have been paid to date that may be subject to the 10% withholding tax.

Response: Pursuant to your comment, we are amending the disclosure as follows:

“Dividends we received from Keyuan Plastics may be subject to PRC withholding tax.

The New EIT Law and the Implementation Rules of the New EIT Law provides that an income tax rate of 10% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, which (i) do not have an establishment or place of business in the PRC, or (ii) have such establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The income tax for non-resident enterprises shall be subject to withholding at the income source, with the payer acting as the obligatory withholder under the New EIT Law, and therefore such income taxes are generally called withholding tax in practice. It is currently unclear in what circumstances a source will be considered as located within the PRC. We are an offshore holding company. Thus, if we are considered as a “non-resident enterprise” under the New EIT Law and the dividends paid to us by our subsidiary in the PRC are considered income sourced within the PRC, such dividends may be subject to a 10% withholding tax. Till now, we have not received any dividends paid by our subsidiary in the PRC. Furthermore, since we intend to reinvest its earnings to further expand its businesses in mainland China, our subsidiary in the PRC does not intend to declare dividends to their immediate foreign holding companies in the foreseeable future.

     …”

Failure to comply with PRC laws and regulations relating to…, page 13

14.	Please revise to explain what “as-build acceptance inspection” is and whether the completion of the inspection is critical to your business.

Response: Pursuant to your comment, we have revised our disclosure to explain what “as-build acceptance inspection” is and the importance to our business as follows:

“Failure to comply with PRC laws and regulations relating to the environmental protection and safety in production requirements in China may result in severe penalties and liabilities.

The Chinese government has been adopting increasingly stringent regulations relating to the safety and environmental protection, and our business depends upon compliance with the aforesaid regulations and requirements. We are in the process of conducting as-build acceptance inspection and we must obtain relevant safety production permits and approvals from a variety of government authorities upon completion of aforesaid inspection.  The as-build inspection is conducted by the local government to make sure that a company meets all the conditions for normal production.  We have already obtained all the necessary permits and approvals including environmental protection, fire fighting and safety production before our trial production and submitted the application for as-build acceptance inspection at the end of 2009. The as-build acceptance inspection needs to be conduced within 12 months after the submission of application and we believe we will receive the complete set of permits and approvals from relevant  government authorities by the end of 2010. However, there is no assurance that we will obtain or renew all  such permits or approvals, which are subject to our fulfillment of the standards and requirements set out by the regulatory authorities. If we fail to pass the as-build inspection, we may be subject to fines, penalties or legal proceedings.  Our operations at our production facilities are subject to periodic checks by the relevant authorities in the PRC and they have the power to take action against us, impose fines, withdraw or suspend our relevant licenses or activities or impose other penalties if we fail to comply with relevant regulations, in the event of which our business operations may be adversely affected. In addition, any change in the scope or application of these laws and regulations may limit our production capacity or increase our cost of operation and could therefore have an adverse effect on our business operations, financial condition and operating results. Our failure to comply with these laws and regulations could result in fines, penalties or legal proceedings. There can be no assurance that the Chinese government will not impose additional or stricter laws or regulations, compliance with which may cause us to incur significant capital expenditures, which it may not be able to pass on to our customers.”

The implementation of the new PRC employment contract…, page 16

15.
We note your disclosure in the third paragraph on page 48. Please revise this risk factor to include a discussion of your requirements under Chinese law to make contribution to the employee benefit plan and how the obligation may impact your business.

Response: Pursuant to your comment, the amended disclosure shall be read as follows:

“The implementation of the new PRC employment contract law and increase in the labor costs in China may hurt our business and profitability.

A new employment contract law became effective on January 1, 2008 in China. It imposes more stringent requirements on employers in relation to entry into fixed-term employment contracts, recruitment of temporary employees and dismissal of employees. In addition, under the newly promulgated Regulations on Paid Annual Leave for Employees, which also became effective on January 1, 2008, employees who have worked continuously for more than one year are entitled to a paid vacation ranging from 5 to 15 days, depending on the length of the employee’s service. Employees who waive such vacation entitlements at the request of the employer will be compensated for three times their normal daily salaries for each vacation day so waived. As a result of the new law and regulations, our labor costs may increase. There is no assurance that disputes, work stoppages or strikes will not arise in the future. Increases in the labor costs or future disputes with our employees could damage our business, financial condition or operating results.

According to PRC labor laws, the employer shall be responsible to deal with and pay social insurances and housing fund for all of its employees based on the actual salary of the employees. In addition, as required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC laws to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. There is no guarantee that we and our subsidiaries will be able to comply with the relevant requirements. Failure to comply with the various PRC Labor Laws and regulation requirements described above could result in liability under PRC law.”

Item 7. Selling Stockholders, page 19

16.	Please revise your disclosure to disclose the exemptions upon which you relied in issuing the shares offered by the selling shareholders.

Response: Pursuant to your comment, we have included in our disclosure in this section that the shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering and Rule 506 of Regulation D promulgated thereunder.

17.
We note your statement that Ashar Qureshi and Paul Calvin Hickey are affiliates of a broker-dealer. Please disclose whether (i) they purchased in the ordinary course of business and (ii) at the time of purchase of the securities to be resold, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please note that if you are unable to make these statements with regard to these affiliates, then you must identify the affiliates as underwriters in the prospectus.

Response: Pursuant to your comment, we have reviewed the purchase of Ashar Qureshi and Paul Calvin Hickey. We are revising  the statement to indicate that Ashar Qureshi and Paul Calvin Hickey bought the securities in the ordinary course of business and at the time of purchase, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Neither of them had any agreement or understanding to distribute any of the Shares being registered.

18.
Please reconcile the following sentences on page 20 “Except for Hayden Communications International Inc. and Hampton Growth, each of which has been engaged by us as an investor relations firm…” and “Each of Hayden Communications International Inc. Chesapeake Group, Inc., and Hampton Growth were issued the shares registered herein in exchange for services provided to us pursuant to separate investor relations agreements.” Chesapeake appears to be left out of the first sentence.

Response: Pursuant to your comment: we have revised the prospectus accordingly as follows:

“ITEM 7.  SELLING STOCKHOLDERS
…
Except for Hayden Communications International Inc. Chesapeake Group, Inc., and Hampton Growth, each of which has been engaged by us as an investor relations firm, and TriPoint Global Equities, LLC, our financial advisor and placement agent in the Private Placement, we have not had a material relationship with any of the Selling Stockholders within the last three years.

 Each of Hayden Communications International Inc. Chesapeake Group, Inc., and Hampton Growth were issued the shares registered herein in exchange for services provided to us pursuant to separate investor relations agreements dated April 19, 2010 between us and such entities. Other than Denise Smith, Hayden Communications International Inc., Chesapeake Group, Inc., and Hampton Growth, all of the Selling Stockholders named below received their shares in connection with the Private Placement.
…”

19.	Please disclose the natural person having voting, dispositive or investment power over Humminah Limited Partnership.

Response: Pursuant to your comment, we have revised the footnote 91 to Selling Stockholders Table on page 30 as follows

“91) Consists of 1,000 shares of common stock, 9,000 shares underlying Series A Preferred Stock, 1,000 shares underlying Series A Warrants and 1,000 shares underlying Series B Warrants. The person having voting, dispositive or investment powers over Humminah Limited Partnership is Ethan Woods. The address for Humminah Limited Partnership, c/o Meyers Associates is 45 Broadway, New York, NY 10006.”

Item 8. Plan of Distribution

20.
To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances. We note the disclosure on page 34 regarding successor shareholders in the context of defaults.

Response: Pursuant to your comment: we have revised the registration statement accordingly as follows:

“ITEM 8.  PLAN OF DISTRIBUTION
…
The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 should be filed amending  the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus and the pledgees or secured parties may offer and sell shares of Common Stock from time to time under the supplement or  amendment to this prospectus.
…”

Item 9. Description of Securities, page 35

21.
Please revise the sentence, “The following summary description relating to the Company’s capital stock does not purport to be complete”, in light of the requirement in Rule 411(a) of Regulation C under the Securities Act which provides that where a summary of outline of the provisions of any document is required in the prospectus, the summary or outline may incorporate by reference particular items, sections or paragraphs of any exhibit and may be qualified in its entirely by such reference.

Response: Pursuant to your comment: we have revised the prospectus accordingly, we have deleted the sentence “The following summary description relating to the Company’s capital stock does not purport to be complete” and incorporated by reference particular exhibits.

Item 11. Information with Respect to the Registration, page 38
General

22.
We note the disclosure in the first paragraph of Note 18 on page 61. Please revise this section to disclose the sources and availability of raw materials and the names of your principal suppliers. File material contracts as exhibits. See Item 101(h)(4)(v) of Regulation S-K.

Response: Pursuant to your comment, we have included in our disclosure the names of the five principal suppliers.  Those five vendors are Dalian West Pacific Petrochemicals Co. Ltd, Mercuria Energy Trading PTE Ltd., Ningbo Litong Petrochemicals Co., Ltd., Qingdao Lidong Chemicals Co, Ltd. and Wenzhou Zhongyou Petrochemicals Co., Ltd. Moreover, approximately 50% of our raw materials are from domestic suppliers located mainly in Zhejiang province, Jiangsu province, Shandong province and Liaoling provinces; and the other 50% of raw materials are imported from other countries such as Malaysia, Indonesia and the Middle East.

With regards to the material contracts, the market price of raw materials fluctuates often. Therefore, we enter into contracts with suppliers for each purchase without having a long-term contract, which is customary in the petrochemicals industry. For instance, we entered into four contracts with Dalian West Pacific Petrochemicals Co. Ltd. and three contracts with Qingdao Lidong Chemicals Co, Ltd. in the three months ended March 31st, 2010. Until now, we do not have any raw material purchase contract which is material in amount that we are dependent upon.

According to Item 601 (b)(10)(ii) of Regulation S-K,  “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:…(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to be material extent;…”, we believe these raw material purchase agreements we entered into have been made in the ordinary course of business. For each contract, it is immaterial in amount or significance as we are not purchasing the major part of our requirements of raw material and our business is not substantially dependent on either contract. Therefore, we do not have any material contracts for purchasing raw material and we are amending the disclosure as follows:

“Note 18 – Concentrations of Credit Risk

For the three months ended March 31, 2010, five vendors accounted for approximately 72.87% of the Company’s raw materials.  Those five vendors are Dalian West Pacific Petrochemicals Co. Ltd, Mercuria Energy Trading PTE Ltd., Ningbo Litong Petrochemicals Co., Ltd., Qingdao Lidong Chemicals Co, Ltd. and Wenzhou Zhongyou Petrochemicals Co., Ltd. Purchases from these vendors amounted to $78.39 million. The sales to the Company’s top five customers amounted to $73.02 million and accounted for approximately 62.21% of the Company's total sales.
…”

Production Capacity and Expansion, page 38

23.
We note your disclosure in the fourth paragraph under “Our Company” on page 1. Please revise the last paragraph on page 38 to discuss the approval and agreement process for securing the land for your proposed expansion, including the anticipated timing for approval.

Response: Pursuant to your comment, we have revised our disclosure on page 38 to include the approval and agreement process for securing the land for our proposed expansion, including the anticipated timing for approval as follows:

“Item 11.  Information with Respect to the Registrant
…
Production Capacity and Expansion
…
We received oral confirmation from the Ningbo Municipal Government that approximately 1.3 million square feet of land adjacent to our current production facility has been reserved for us  for our proposed manufacturing expansion. We have been in regular communications with the local government and both sides have orally reassured each other on several occasions in the past two years to ensure the land reservation for our expansion program. It is the mutual understanding between local governments and us that we will further expand with more land requirements after the successful completion and operation of our current facilities and it is customary to receive an oral confirmation for land reservation from the related government. The expansion program is an inseparable part of our sustainable development and will generate considerable tax income and create new employment for the local economy as well. In addition, we have been in the process of making necessary preparations for the proposed manufacturing facility in terms of design work and equipment procurement, and have submitted our application to the local government for a land bidding process slated on July 10, 2010 before we can enter into any written agreement with the Ningbo Municipal Government. Land bidding process is necessary process to get approval of land use rights, however, we do not anticipate any other bidders to be in the bidding process because the land is well integrated with our existing site and no other bidder can make better use of the land than us. We expect to receive approval for use rights of the land in September, 2010.

…”

24.
Please revise to provide detailed disclosure regarding your plans with regard to the asphalt production activities. In this regard, we note your general asphalt market disclosure on page 41. Please discuss how you plan to utilize the asphalt production capability in your business, including the specific asphalt-based products you plan to produce, your planned target market and how the asphalt production capability fits into your overall business.

Response: Pursuant to your comment, we have included in our production capacity and expansion disclosure on page 38 a detailed disclosure regarding our plans about asphalt production activities because the asphalt production capability is one of the components of our expansion plans. We are amending the disclosure as follows:

“Item 11.  Information with Respect to the Registrant

…

Production Capacity and Expansion

…

In order to develop our business to meet the increasing customer purchase orders, our management team plans to expand our manufacturing capacity to include a raw material pre-treatment facility, additional storage capacity and an asphalt production facility which is expected to commence operation in the third quarter of 2012.  The addition of the pre-treatment equipment will greatly enhance our capability to handle tougher raw materials and reduce raw material cost. The pre-treatment equipment will be utilized prior to the catalytic pyrolysis processing. After pre-treatment, the “better” raw materials will go to the catalytic pyrolysis process and the “poorer” raw materials will go to the asphalt production facility. To be more specific, the raw materials coming from storage tanks will go through heat exchanging process and will be mixed with solvent in the mixer before going to the two level extractors for separating process. Through different levels of separation, the higher quality raw material will go to catalytic pyrolysis process and the lower quality raw material will be generated into asphalt products through the modifying process. Asphalt production allows us to introduce an even lower grade heavy oil which ultimately lowers raw material costs.

We believe developing asphalt production capability fits into our overall business: first, there is a huge market demand in China due to China’s focus on building infrastructure to support further economic growth and the under-developed domestic supply; second, asphalt production can provide a better use of our production residuals and the lower quality materials. Currently, our production residuals are sold as scrap, however, with our expanded asphalt production, we can use those residuals to produce asphalt which can be sold at a much higher price. The increased revenue and net profit from asphalt production will contribute significantly to our overall success; third, our management teamhas in-depth knowledge and expertise in designing, building and managing an asphalt production facility. Our CEO, Mr. Chunfeng Tao had successfully built and managed Ningbo Daxie Liwan Petrochemical Co. (later purchased by China National Offshore Oil company) to an annual production of 500,000 metric tons of high grade asphalt.  We plan to produce high-grade pavement asphalt which is the building material for highways and various grades of roads including urban fast roads and trunk roads with heavy traffic flow. High-grade pavement asphalt can also be used as raw materials for emulsified asphalt, diluted asphalt and modified asphalt.
…”

Petrochemical Market in China, page 39

25.
We note your reference to various data sources in connection with the industry market data provided in this section and throughout your prospectus. Please disclose whether all market and industry data represents information that is generally available to the public and was not prepared for you for a fee or whether you funded or were otherwise affiliated with these sources.

Response: Pursuant to your comment, we have revised our Item 3 summary information disclosure on page 1 indicating that all market and industry data represents information that is generally available to the public and was not prepared for us for a fee and we did not fund or were otherwise affiliated with these sources.

26.	Please indicate the source of your belief in the first stand-alone paragraph on page 41 that China’s domestic demand for petrochemical products is expected to continue for a number of years.

Response: Pursuant to your comment, we have amended our disclosure as follows:

“Item 11.  Information with Respect to the Registrant
…
Petrochemical Market in China
…
As a result, China has imported petrochemical products to meet the domestic demand, which is expected to continue for a number of years (source: Publication by Business Monitor International Ltd.: China Petrochemicals Report, Includes 5 Year Forecast to 2014; Q2 2010).
…”

Our Competitive Strengths, page 43

27.	Please balance the information presented in this section by discussing risks related to your business such as your lack of intellectual property protection.

Response: Pursuant to your comment, we have revised our disclosure to address that we are relying on confidentiality and license agreements with certain of our employees, customers and others to protect the confidentiality of our technologies. We are amending our disclosure as stated in our response to Comment 30 below.

Technology Advantage, page 43

28.	Please revise to provide the source of your claim that you are a leading independent petrochemical manufacturer and supplier.

Response: Pursuant to your comment, we have revised our disclosure accordingly.

29.	Please revise to further explain the significance of the higher yield rate.

Response: Pursuant to your comment, we are revising our disclosure to give definition of yield rate and the significance of our higher yield rate. Our yield rate for our entire production line indicates a higher rate of 91.15% for the finished products. Yield rate represents the percent of finished product produced from input of raw material and net input of unfinished products and is calculated by dividing the sum of crude oil and net unfinished input into the individual net production of finished products. A yield rate of 91.15% means, for instance, 100 tons of heavy oil can generate approximately 91 tons of finished products.  We are amending our disclosure as stated in our response to Comment 30 below.

30.	Please revise to identify the “enhanced technologies” you use in your production process that allows you to enjoy lower capital investment and enhanced operations efficiency.

Response: Pursuant to your comment, we have explained in more details the “enhanced technologies” we use in production process. Our proprietary catalytic pyrolysis process uses a set of dual risers for one precipitator and one regenerator, while the commonly-used fluidized catalytic cracking process uses one riser for one precipitator and one regenerator respectively. The dual riser, one precipitator and one regenerator are integrated into one complete process which provides for ease of operation, higher operation efficiency and higher reaction temperature. It ultimately generates a 15% higher yield rate than that of the fluidized catalytic cracking process. In addition, catalytic pyrolysis process with high temperature can produce more olefin hydrocarbon based products compared with other equipment using low temperature for the same product. In other words, the cost has been reduced while producing the same amount of the product and it is estimated that RMB 1,000 (about USD 146.5) can be saved per one metric ton of raw material. Therefore, we are amending our disclosure as follows:

“Item 11.  Information with Respect to the Registrant
…
Our Competitive Strengths

As an independent petrochemical manufacturer and supplier, our competitive strengths include:

Technology Advantage

We have proprietary manufacturing technologies that allow for better use of raw materials, higher yield rate and enhanced operational efficiency.

Specifically, we possess the technology to use heavy oil, instead of naphtha which is a commonly used component in the petrochemical production industry. Heavy oil is approximately RMB 1,000 cheaper per ton and more readily available than naphtha, which provides us with competitive advantage in the selection of raw materials.

In addition, our yield rate for our entire production line indicates a yield  rate of 91.15% for the finished products. Yield rate represents the percent of finished product produced from input of raw material and net input of unfinished products and is calculated by dividing the sum of crude oil and net unfinished input into the individual net production of finished products. A yield rate of 91.15% means, for instance, 100 tons of heavy oil can generate approximately 91 tons of finished products.

In addition, we use enhanced technologies in our production process that allow for lower capital investment and enhanced operations efficiency. Our proprietary catalytic pyrolysis process uses a set of dual risers for one precipitator and one regenerator, while the commonly-used fluidized catalytic cracking process uses one riser for one precipitator and one regenerator respectively. The dual riser, one precipitator and one regenerator are integrated into one complete process which provides for ease of operation, higher operation efficiency and higher reaction temperature. It ultimately generates a 15% higher yield rate than that of the fluidized catalytic cracking process.

Finally, catalytic pyrolysis process with high temperature can produce more olefin hydrocarbon based products compared with other equipment using low temperature for the same product. In other words, the cost has been reduced while producing the same amount of the product and it is estimated that RMB 1,000 (about USD $146.50) can be saved per one metric ton of raw material.

Though our manufacturing technologies and process have not been patented or registered as our property, we rely on confidentiality and license agreements with certain of our employees, customers and others to protect the confidentiality of our technologies. Our management considers our manufacturing technologies and manufacturing design critical to our business, and has taken steps to protect these technologies. On May 17, 2010, we have filed two patent applications with the National Intellectual Property Bureau.

…”

Major Customers, page 44

31.	Please revise to provide detailed information regarding your target customers. For example, please state the type of products produced by the component manufacturers that purchase your products.

Response: Pursuant to your comment, we have revised our disclosure to provide more information about our customers. Most of our customers are petrochemical companies that use our products as raw materials for their own products such as polystyrene, isoprene, dicyclopentadiene, acrylic acid, oil fuel products and other chemical products.  The remainder of our customers are petrochemical product distributors. We are amending our disclosure as below in our response to Comment 33.

32.
We note your disclosure in the first paragraph under “Our Company” on page 1 in which you state you have “a robust customer base with long-term purchase contracts.” Please discuss these arrangements in this section. Please also file any material long-term purchase contracts upon which your business is substantially dependent as exhibits to your registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: Pursuant to your comment, we have reviewed our purchase contracts. We conduct market research with customers to investigate their future petrochemical needs in one or two years which helps us to estimate the future demands from our production and we have been updating the information annually for the past several years. With regard to the material contracts, we enter into contracts with customers on an order-to-order basis, which is the same method we take to enter into supply contracts. For purchase contract of our products, we provide customers with a form of contract including terms such as product specification, delivery, transportation, payment, quality standards, contract termination with the exception of price and quantities for each specific order or shipment. In each contract, price is determined based on market price and the quantity is specified based on (1) the customer demand for a particular order and (2) our capability situation that will satisfy that particular order. As we enter into purchase contract per each sale, we do not believe that we have any material purchase contract as described in Item 601 (b)(10)(ii) of Regulation S-K. Therefore, we are deleting the statement in the first paragraph under “Our Company” on page 1 that we have “a robust customer base with long-term purchase contracts.” Also, we are amending our disclosure as below in our response to Comment 33.

33.
We note your disclosure on page 8 that you rely upon five customers for 70% of your total revenues and one customer for 26% of your total sales. Please revise to also disclose this information in this section. See Item 101(h)(4)(vi) of Regulation S-K.

Response: Pursuant to your comment, we have addressed our concentrated customer base in our disclosure of major customers. For the years ended December 31, 2009, our five largest customers accounted for 70% of our total revenue, and the single largest customer accounted for 26% of our total sales. For the quarter ended March 31, 2010, our five largest customers accounted for 53% of our total revenue, and the single largest customer accounted for 18% of our total sales. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the loss of, or reduction of our sales to, any of such major customers could have a material adverse effect on our business, operating results and financial condition. Therefore, to respond to above Comment 31-33, we are amending our disclosure as follows:

“Item 11.  Information with Respect to the Registrant
…

Major Customers

Our target customers are component manufacturers located in the Yangtze River Delta and Pearl River Delta. 80% of our sales are direct sales to petrochemical companies that use our products as raw materials for their own products such as polystyrene, isoprene, dicyclopentadiene, acrylic acid, oil fuel products and other chemical products. And the remaining 20% of our sales are via distributors. In order to estimate the total orders for a year, we conduct investigations with our major customers to obtain their preliminary orders for the next one or two years and update the information annually. We enter into purchase contracts with customers on an order-to-order basis. In each contract, price is determined based on market price and the quantity is specified based on (1) the customer demand for a particular order and (2) our capability to satisfy that particular order.  For the year ended December 31, 2009, our five largest customers accounted for 70% of our total revenue, and the single largest customer accounted for 26% of our total sales. For the quarter ended March 31, 2010, our five largest customers accounted for 53%  of our total revenue, and the single largest customer accounted for 18% of our total sales. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the loss of, or reduction of our sales to, any of such major customers could have a material adverse effect on our business, operating results and financial condition.

…”

Government Regulation, page 44

34.
To the extent possible, please disclose the material expenditures necessary for compliance with various regulatory requirements discussed throughout this section such as work place safety and environmental compliance.

Response: Pursuant to your comment, we have reviewed the material expenditures necessary for compliance with various regulatory requirements. As we only recently entered into the U.S. capital market in the form of a reverse merger on April 22, 2010, we are currently unable to determine with certainty our future material expenditures for compliance with regulatory requirements for us being an oversea listing company having operating subsidiary in China. However, we will disclose such information in our future filings as it becomes available. We have disclosed the material expenditures for work place safety and environmental compliance in the prospectus. Therefore, we are amending our disclosure as follows:

“Government Regulation
…
Regulations on Work Safety

On June 29, 2002, the Work Safety Law (“WSL”) of the PRC was adopted by the Standing Committee of the 9th National People’s Congress and came into effect on November 1, 2002, as amended on August 27, 2009. The WSL provides general work safety requirements for entities engaging in manufacturing and business activities within the PRC. Additionally, Regulation on Work Safety Licenses (“RWSL”), as adopted by the State Council on January 7, 2004 effective on January 13, 2004, requires enterprises engaging in the manufacture of dangerous chemicals to obtain a work safety license with a term of three years. If a work safety license needs to be extended, the enterprise must go through extension procedures with authorities three months prior to its expiration. In addition, on May 17, 2004, the Measures for Implementation of Work Safety Licenses of Dangerous Chemicals Production was promulgated as implementing measures to the Regulation on Work Safety Licenses which provides that entities producing dangerous chemicals are required to obtain work safety licenses pursuant to specific requirements. Without work safety licenses, no entity may engage in the formal manufacture of dangerous chemicals.

The Regulations on the Safety Administration of Dangerous Chemicals (“RSADC”) was promulgated by the State Council on January 26, 2002, effective as of March 15, 2002. It sets forth general requirements for manufacturing and storage of dangerous chemicals in China. The RSADC requires that companies manufacturing dangerous chemicals establish and strengthen their internal regulations and rules on safety control and fulfill the national standards and other relevant provisions of the State. In addition, according to the RSADC, companies that manufacture, store, transport or use dangerous chemicals shall be required to obtain corresponding approvals or licenses with the State Administration of Work Safety and its local branches and other proper authorities. Companies that manufacture or store dangerous chemicals without approval or registration with the proper authorities can be shut down, ordered to stop manufacturing or ordered to destroy the dangerous chemicals. Such companies can also be subject to fines. If criminal law is violated, the persons chiefly liable, along with other personnel directly responsible for such impropriety, shall be subject to relevant criminal liability.

The Company has put work place safety as one of the top priorities for our work. In order to comply with the aforementioned rules and regulations, we have made considerable investment for major equipment with a total estimated amount of RMB 23 million (about USD 3.37 million). We have installed distribution control system (DCS), emergency shutdown system, electric explosion protection, automatic interlocking system, detecting & alarming system for inflammable & toxic gas, fire fighting & fire detecting system, auto-sprinkling system, pressure release and control system.

Regulations on Environmental Protection

According to the Prevention and Control of Water Pollution Law, as adopted by the Standing Committee of the 10th National People’s Congress on February 28, 2008 and effective on June 1, 2008, China adopted a licensing system for pollutant discharge. Companies directly or indirectly responsible for discharge of industrial wastewater or medical sewage to waters are required to obtain a pollutant discharge license. All companies are prohibited from discharging wastewater and sewage to waters without the license or in violation of the terms of the pollutant discharge license.

The Regulations on the Administration of Construction Projects Environmental Protection (“RACPEP”), as adopted by the State Council on November 18, 1998 and effective on November 29, 1998, governs construction projects and the impact such projects will have on the environment. Pursuant to the RACPEP, the governing body is responsible for supervising the implementation of a three tiered system that includes (i) reviewing and approving a construction project, (ii) overseeing the construction project and (iii) to inspect the finished construction project and ensure that all harmful pollutants are disposed of correctly. Manufacturing companies are required to apply for inspection with environmental protection authorities upon completion of a construction project.

In order to meet the above mentioned requirements of environmental protection, we have invested about RMB 28 million (about USD 4.1 million) and built some of the major facilities including a sewage treatment facitility, sulphur recovery facility, sea water desulphurization facility, flue gas treatment facility and real-time monitoring system for environmental protection. With these facilities, we believe we are able to meet all the environmental protection standards set by the government.

…”

Research and Development, page 47

35.	Please disclose the estimated amount spent during the past two fiscal years on research and development activities. See Item 101(h)(4)(x) of Regulation S-K.

Response: Pursuant to your comment, we are including the estimated amount spent during the past two fiscal years on research and development activities in the prospectus as follows:

“Research and Development

Research and development costs are expensed as incurred. Research and development costs for the year ended December 31, 2009 were about RMB 3 million (approximately USD$ 0.44 million) for procurement of testing and analyzing instruments for our lab. There was no expense incurred for the year ended December 31, 2008 since we mainly focused on the construction of our facility.”

Employees, page 48

36.	Please revise to state the number of total employees in addition to the number of full-time employees disclosed. See Item 101(h)(4)(xii) of Regulation S-K.

Response: Pursuant to your comment, we are revising our disclosure accordingly as follows to address that we do not have any other employees in addition to the full-time employees:

“Employees

Currently, we have 355 full-time employees, including 1 executive officer and 10 other senior management, 21 engineers, 9 sales people, 6 researchers and developers and 37 administrative staff. The remaining 271 full-time employees are production facility manufacturers. All of the employees have signed labor contracts with the Company and have received monthly salaries as well as other social benefits including pension insurance, jobless insurance, accidental insurance, medical insurance and housing funds, etc. We do not have any other employees in addition to our full-time employees.

…”

Consolidated Balance Sheets, page 51

37.
We note the balance for you deferred tax asset remained unchanged from December 31, 2009 to March 31, 2010. However, we note you reported positive income before taxes and did not recognize any tax expense for the quarter ended March 31, 2010. Given this, it appears that you utilized your deferred tax asset to reduce your income tax expense, which would have decreased your deferred tax asset balance as of March 31, 2010.

Please clarify or amend your filing.

Response: Pursuant to your comment above, we have amended our filing to report income taxes using the effective tax rate of 15%, as indicated in Note 15.  Corresponding to the recording of income taxes, our deferred tax assets were decreased in the same amount.  The proposed amendments to the Consolidated Balance Sheet and the Consolidated Statements of Operations and Comprehensive Income (Loss) to reflect income taxes and change in deferred tax assets can be found as follows:

“

	March 31,	December 31,
	2010	2009
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,940,521	$14,030,655
Restricted cash	15,841,590	6,012,690
Trade notes receivable	6,014,080	400,491
Inventories	53,295,512	32,595,045
Advance payments	14,602,726	7,417,202
Prepaid taxes	21,727,804	15,263,949
Due from unrelated parties	-	1,068,741
Deferred tax assets	2,475,522	3,486,922
Other current assets	534,807	581,706
Total current assets	118,432,562	80,857,401

Property, plant and equipment, net	131,609,868	131,824,617

Other assets
Intangibles, net	6,452,593	6,378,316

Total assets	$256,495,023	$219,060,334

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable – trade and accrued expenses	$44,096,280	$2,888,860
Accounts payable – construction related	37,832,639	45,374,656
Short-term bank loans	87,286,500	82,885,500
Current portion of long-term debt	20,097,900	7,628,400
Trade notes payable	22,374,434	13,719,134
Advance from customers	3,181,831	16,549,644
Due to former shareholder	-	733,500
Due to unrelated parties	-	953,550
Other current liabilities	324,910	290,631
Total current liabilities	215,194,494	171,023,875

Long-term debt	24,939,000	37,408,500

Total liabilities	240,133,494	208,432,375

Stockholders’ equity:
Common stock	50,000	50,000
Additional paid-in capital	20,179,997	20,179,997
Accumulated deficit	(4,932,973)	(10,664,819)
Accumulated other comprehensive income	1,064,505	1,062,781
Total stockholders’ equity	16,361,529	10,627,959

Total liabilities and stockholders' equity	$256,495,023	$219,060,334

	For The Three Months Ended March 31,
	2010	2009

Sales	$117,371,886	$-

Cost of sales	108,556,442	-

Gross profit	8,815,444	-

Operating expenses
Selling expenses	84,512	-
General and administrative expenses	805,532	527,432
Total operating expenses	890,044	527,432

Income (loss) from operations	7,925,400	(527,432)

Other income (expenses):
Interest income (expense), net	(1,073,525)	21,281
Non-operating expenses	(109,203)	(2,649)
Total other income (expenses)	(1,182,728)	18,632

Income (expenses) before provision income taxes	6,742,672	(508,800)

Provision income taxes
Current tax provision	-	-
Deferred tax benefit	1,011,400	(127,200)
Total	1,011,400	(127,200)

Net Income (loss)	5,731,272	(381,600)

Other comprehensive income
Foreign currency translation adjustment	1,724	(13,638)

Comprehensive Income (loss)	$5,732,996	$(395,238)

38.
We note you classified your deferred tax asset of $3.5 million as a current asset. However, on page 94 you state that management expects to report a net loss for the 2010 fiscal year and beyond. Given this, it appears that your deferred tax assets should be classified as a long-term asset, rather than a current asset, on the balance sheet pursuant to ASC 740-10-45-9. Please advise or amend your filing. This comment is also applicable to your balance sheet as of December 31, 2009.

Response: Pursuant to your comment, we have revised the statement on page 94 “Net income for the three months ending March 31, 2010 was approximately $6,700,000 as compared to a net loss of approximately $500,000 in the same period in 2009.  This increase was the result of the beginning of normal operations in 2010.  Management believes that this trend will continue during our 2010 fiscal year and beyond.”  The statements above indicate that management foresees a trend of net incomes for 2010 and beyond and the deferred tax assets will more likely than not be fully utilized in 2010.  As such, deferred tax assets were classified as a current asset on the balance sheet.

Consolidated Statements of Cash Flows, page 53

39.
You included the restricted cash balance in reconciling the beginning cash balance to the ending cash balance. Please amend your filing to remove restricted cash from the reconciliation pursuant to ASC 230-10-45-4. This comment is also applicable to your cash flow statements as of December 31, 2009.

Response: Pursuant to your comment, we have amended the Consolidated Statements of Cash Flows to remove restricted cash from the reconciliation pursuant to ASC 230-10-45-4.  As there was no restricted cash as of December 31, 2008 and March 31, 2009, no amendment was made to the Consolidated Statements of Cash Flows for the three months ended March 31, 2009.  The proposed amendment to the Consolidated Statements of Cash Flows for the three months ended March 31, 2010 shall be read as follows:

	For the Three Months Ended March 31,
	2010	2009

Cash flows from operating activities:
Net income (loss)	$5,731,272	$(381,600)
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	2,098,990	87,570
Deferred tax assets	1,011,400	(127,200)
Changes in current assets and current liabilities:
Trade notes receivable	(5,611,676)	-
Inventories	(20,693,412)	(2,566,989)
Advance payments for raw materials	(7,183,075)	-
Prepaid taxes	(6,461,655)	(805,364)
Other current assets	46,884	(219,000)
Accounts payable and accrued expenses	41,193,379	(44,969)
Trade notes payable	8,652,350	-
Advance from customers	(13,363,257)	-
Other current liabilities	34,268	105,152
Total adjustments	400,310	(3,570,800)

Net cash provided by (used in) operating activities	5,455,468	(3,952,400)

Cash flows from investing activities:
Advance payments for construction in progress	-	(302,359)
Due from unrelated parties	1,068,377	-
Additions to property and equipment	(1,814,799)	(8,168,651)
Additions to intangible assets	(143,767)	(51,279)
Accounts payable – construction related	(7,539,448)	2,142,239

Net cash used in investing activities	(8,429,637)	(6,380,050)

Cash flows from financing activities:
Restricted cash	(9,828,900)	-
Due to former shareholder	(733,250)	(4,288,235)
Proceeds from short-term bank loans	4,399,500	8,790,600
Due to unrelated parties	(953,225)	-
Additional paid in capital	-	5,539,376

Net cash provided by financing activities	(7,115,875)	10,041,741

Effect of foreign currency translation on cash	(90)	(12,381)

Net decrease in cash and cash equivalents	(10,090,134)	(303,090)

Cash and cash equivalents – beginning	14,030,655	9,094,537

Cash and cash equivalents - ending	$3,940,521	$8,791,447

40.
We note restricted cash balances are reserved for settlement of trade notes payable and open letters of credit through your bank. Please classify the activity in the restricted cash accounts as financing activities. Refer to 230-10-45-14 and 15 for guidance.

Response: Pursuant to your comment, we have amended the Consolidated Statements of Cash Flows to reclassify the activity in the restricted cash accounts as financing activities per ASC 230-10-45-14 and 15. Please refer to the above proposed amendment to the Consolidated Statements of Cash Flows for the three months ended March 31, 2010 presented for Comment 39.

Basis of Presentation, page 54

41.
You disclose on page 87 that the consolidated financial statements reflect, in part, variable interest entities. Please clarify to us whether you have consolidated any variable interest entities as of December 31, 2009 or March 31, 2010. We may have further comment pursuant to ASC 810-10-65-2 or FIN 46(r) once we review your response.

Response: Pursuant to your comment, our management has reviewed the guidance provided in ASC 810-10-15 and determined that there are no entities that were considered variable interest entities that would be subject to consolidation.  As such, references to variable interest entities found on page 87 have been removed and the related statements will be revised as follows:

“As a result of the transactions described above, we became the record and beneficial owner of 100% of the share capital of Keyuan International and therefore own 100% of the share capital of its subsidiaries.”

“The consolidated financial statements reflect all predecessor statements of income and cash flow activities and include the accounts of Keyuan International, and its subsidiaries.   Keyuan International (and its historical financial statements) is the continuing entity for financial reporting purposes.”

42.
You state that your consolidated financial statements include the accounts of your direct wholly-owned subsidiaries and your indirect proportionate share of subsidiaries owned by the wholly-owned subsidiaries. Please tell us what you mean by this statement. Your response should explain in detail what you mean by “indirect proportionate share of subsidiaries owned by wholly-owned subsidiaries.”

If you consolidated entities in which you own less than 51% of the voting stock, please indentify the entities and separately disclose by entity the impact to your financial statements. Please provide to us your accounting analysis that supports consolidation of these material investees, including English contracts/agreements that support consolidation. Furthermore, please tell us your consideration of presenting a non-controlling interest line item on the face of your financial statement pursuant to ASC 810-10-65-1.

Response: Pursuant to your comment, we have revised our disclosure to clarify that the Company does not consolidate any entities in which the Company owns less than 51% of the voting stock.  As such, the first sentence under the caption Basis of Presentation in Note 2 will be revised as follows:

“The Company’s consolidated financial statements include the accounts of its wholly-owned subsidiaries.”

Note 9 – Deferred Tax Asset, page 55

43.
We note you have deferred tax asset of $3.5 million as of December 31, 2009 and March 31, 2010. We note your disclosure on page 94 that management expects to report a net loss for the 2010 fiscal year and beyond. Please tell us how you determined it was more likely than not that you were going to be able to utilize all of your deferred tax assets. Refer to ASC 740-10-30-16 for guidance.

Response: Pursuant to your comment, we have reviewed our statement on page 94 “Net income for the three months ending March 31, 2010 was approximately $6,700,000 as compared to a net loss of approximately $500,000 in the same period in 2009.  This increase was the result of the beginning of normal operations in 2010.  Management believes that this trend will continue during our 2010 fiscal year and beyond.”  The statements above indicate that management foresees a trend of net incomes for 2010 and beyond and the deferred tax assets will more likely than not be fully utilized in 2010.

44.	Please clarify the difference between net operating loss and net operating loss carryforwards.

Response: Pursuant to your comment, we have removed in Note 7 the reference to net operating loss in the tabular presentation of the significant components of the Company’s deferred tax assets.  The proposed amendment can be found as follows:

“Deferred tax assets are derived from net operating losses carryforwards. Significant components of the Company’s deferred tax assets are as follows:

	March 31, 2010	December 31, 2009

Net operating loss carryforwards	$2,475,522	$3,486,922

…”

Note 20 – Subsequent Events, page 61

45.
Based on Footnote 12 on page 57 it appears that you had debt due in April 2010 of $14.7 million and $12.5 million in May 2010. We note this debt of $27.2 million exceeds your cash and trade notes receivable as of March 31, 2010. Based on your disclosure on page 54, restricted cash of $15.8 million as of March 31, 2010 cannot be used to satisfy this debt obligation. Please revise your filing to disclose whether you timely paid your debt obligations. If not, please discuss the consequences of late/no payment to your liquidity and result of operations.

Response: Pursuant to your comment, we have reviewed our short term bank loans. Debt due in April and May 2010 has been paid back in a timely manner and the same amount of debt was loaned back to us. All of our short term bank loans are revolving loans which means the same amount of loans will be extended to us at the due time of payment. Therefore, we are including the following statement in our Short-Term Bank Loans disclosure

"Historically, all debts due have been paid back by the Company in a timely manner.  All Short-Term Bank Loans are revolving loans, whose terms (at due date of payment) can be  extended by the lender. Management expects all unpaid loan  balances will be extended at due date."

46.	Please revise your filing to explain how you intend to use the proceeds raised in the private placements held in April and May 2010.

Response: Pursuant to your comment, we have revised our Liquidity and Capital Resources section of our Management Discussion and Analysis portion of the S-1 to include an overview of use of proceeds as it relates to the expansion of our manufacturing facility. This facility will include a raw material pre-treatment facility, additional storage capability and an asphalt production facility. We received gross proceeds of $26.2 million from the Private Placement of which $20 million will be used for the purchase of land and $6.2 million will be used for general working capital. Therefore, we are amending our disclosure as follows:

“Note 20 – Subsequent Events

…

The Company raised an aggregate amount of approximately $26.205 million in the Offering.  We plan to expand our manufacturing facility including a raw material pre-treatment facility, additional storage capability and an asphalt production facility. Of the gross proceeds of $26.2 million we received from the Private Placement, $20 million will be used for the purchase of land and $6.2 million will be used for general working capital.

…”

Note 12 – Short-Term Bank Loans, page 75-76

47.	We note your disclosure in this section and in Note 15 on page 77-78. Please file all material loan agreements as exhibits to your registration statement.

Response: Pursuant to your comment, we have reviewed our current short-term and long-term bank loan agreements.  We believe it is within the ordinary course of business to get bank loans. Though the total amounts of short-term bank loans and long-term bank loans by March 31, 2010 are $87,286,500 and $24,939,000 respectively, each bank loan agreement is not material in amount or significance. According to Item 601 (b)(10)(ii) of Regulation S-K,  “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:…upon which registrant’s business depends to be material extent;…”, Therefore, we do not have any material loan agreements.

Note 15 – Income Taxes, page 79

48.	Please amend your filing to include the applicable disclosure of ASC 740-10-50-1 through 21.

Response: The Company has already disclosed the component of deferred tax assets per ASC 740-10-50-2, and the amounts and expiration dates of operating loss carryforwards per ASC 740-50-3 in Note 7.  Per ASC 740-10-50-9, the Company disclosed the current tax expense and deferred tax expense in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the three months ended March 31, 2010.  Please refer to the response to Comment # 37.  Per ASC 740-10-50-12, the Company proposes to disclose a reconciliation using dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of the income tax expense that would result from applying the domestic statutory tax rate, as indicated in Note 15, to the pretax income from continuing operations.  The proposed disclosure can be found as follows:

“Note 15—Income Taxes
…
For the year ended 2009, the Company incurred a loss and was subject to the 25% tax rate. In order to support the growth of certain local enterprises, the local government decided to give Keyuan Plastics Co., a preferential tax treatment. In the first two profitable years, the local government will credit back to the Company the entire local portion of the income tax which will amount to 40% of the whole Enterprise Income Tax the Company paid applying the 25% tax rate; in the subsequent three profitable years, the local government will return 20% of the whole income tax the Company paid. A reconciliation of the provision (benefit) for income taxes with amounts determined by applying the statutory rate to income before income taxes is as follows:

	March 31, 2010	December 31, 2009

Computed tax at the statutory rate of 25%	$1,685,668	$(127,200)
Tax credit from local government	(674,268)	-
Provision (benefit) for income taxes	$1,011,400	$(127,200)
Effective tax rate	15%	(25%)

Pro Forma Combined Financial Statements, page 82

49.
You labeled your pro forma balance sheet as of March 31, 2010 as “audited” for Keyuan International and Silver Pearl. Please amend your filing to remove the “audited” label if this information is in fact unaudited.

Response: Pursuant to your comment, we have amended our pro forma balance sheet as of March 31, 2010 for Keyuan International and Silver Pearl and removed the “audited” label.

50.
Given that consummation of the private placement was conditioned upon execution of the Share Exchange, please revise the pro forma EPS data to include the private placement securities in the calculations for all periods presented. See Article 11-02(b)(6) of Regulation SX.

Response: Pursuant to your comment and the guidance of Article 11-02(b) of Regulation SX, we are revising our pro forma EPS data to include the private placement securities.

Management Discussion and Analysis, page 89

Our Products, page 90

51.
Please revise to include a discussion of your proposed asphalt production expansion plans. In addition to the costs and timeline, please discuss the fact that you have not yet received any written confirmation from or entered into any written agreement with the Ningbo Municipal Government from whom permission is required for your expansion plans.

Response: Pursuant to your comment, we have included a table to indicate the costs and timeline of the proposed asphalt production expansion plans and discussed the fact that we received only oral confirmation from the local government in our disclosure as follows:

“Our Products

We manufacture and supply a variety of petrochemical products, including BTX aromatics, propylene, styrene, LPG, MTBE and other petrochemicals.

•
BTX Aromatics: consisting of benzene, toluene, xylene and other chemical components for further processing into oil resin, gasoline and solvents materials widely used in paint, ink, construction coating and pesticide.

•
Propylene: a chemical intermediate as one of the building blocks for an array of chemical and plastic products that are commonly used to produce polypropylene, acrylonitrile, oxo chemicals, propylene oxide, cumene, isopropyl alcohol, acrylic acid and other chemicals for paints, household detergents, automotive brake fluids, indoor/outdoor carpeting, textile, insulating materials, auto parts and electrical appliances.

•
Styrene: a precursor to polystyrene and several copolymers widely used for packaging materials, construction materials, electronic parts, home appliances, household goods, home furnishings, toys, sporting goods and others.

•
LPG:  a mixture of hydrocarbon gases used as fuel in heating appliances and vehicles. A replacement for chlorofluorocarbons as an aerosol propellant and a refrigerant which reduces damage to the ozone layer.

•	MTBE & Other Chemicals: MTBE, oil slurry, sulphur and others are used for a variety of applications including fuel components, refrigeration systems, fertilizers, insecticides and fungicides, etc.

In addition, to meet the increasing market demands, we plan to expand our manufacturing capacity through the construction of an asphalt production facility which will cost approximately USD 40 million and take about 20 months to complete from construction to full production. Our current estimated schedule is as follows:

•	Complete land purchase by September 30, 2010;

•	Commence construction in the quarter ended December 31, 2010;

•	Complete equipment installation by March 31, 2012;

•	Begin trial production in the quarter ended June 30, 2012;

•	Start full production and sales in the quarter ended September 30, 2012.

We have received oral confirmation from the Ningbo Municipal Government that approximately 1.3 million square feet of land adjacent to our current production facility has been reserved for us,  for our proposed manufacturing expansion which will include a raw material pre-treatment facility, additional storage capacity and an asphalt production facility. The government also has overall land planning when they select the target company to maximize the benefits of land use. We have been in regular communications with the local government and they have orally reassured us on several occasions in the past two years that the land will be reserved for our expansion program. It is the mutual understanding between the local government and us that we will further expand with more land requirements after the successful completion and operation of our current facilities and it is customary to receive an oral confirmation for land reservation from the related government. The expansion program is an inseparable part of our sustainable development and will generate considerable tax income and create new employment for the local economy as well. In addition, we have been in the process of making necessary preparations for the proposed manufacturing facility in terms of design work and equipment procurement, and have submitted our application to the local government for a land bidding process slated on July 10, 2010 before we can enter into any written agreement with the Ningbo Municipal Government. Land bidding process is necessary process to get approval of land use rights, however, we do not anticipate any other bidders because the land is well integrated with our existing site and no other bidder can make better use of the land than us.”

Results of Operation, page 92

52.	Please amend your filing to discuss the reason for the change in the effective tax rate for all periods presented.

Response: Our wholly owned subsidiary, Keyuan Plastics Co., Ltd is an operating entity located in Ningbo Economic Development Zone in Zhejiang province, China. Under the current EIT law effective in 2008, Chinese companies are subject to a 25% statutory income tax rate. For the year ended 2009, we incurred a lost and was subject to the 25% tax rate. In order to support the growth of certain local enterprises, the local government decided to give Keyuan Plastics Co., Ltd a preferential tax treatment. In the first two profitable years, the local government will credit back to the Company the entire local portion of the income tax which will amount to 40% of the whole Enterprise Income Tax the Company paid applying the 25% tax rate; in the subsequent three profitable years, the local government will return 20% of the whole income tax the Company paid. We anticipate profit in 2010 and therefore, the effective income tax rate in 2010 is 15%, the rate used in presenting the first quarter ended March 31, 2010.  Pursuant to your comment, we have included the above explain in our prospectus in Note 15—Income Taxes on page 79.

Liquidity and Capital Resources, page 95

53.
You state on page 7 that although you received gross proceeds of $26.2 million from a private placement you still need additional cash resources to expand your manufacturing facility. Please amend your filing to qualify your cash needs and expected sources of this cash.

Response: Pursuant to your comment, we have specified our cash needs and the expected sources of this cash in the filing as follows:

“We need additional capital to expand our manufacturing facility and we may not be able to obtain it at acceptable terms, or at all, which could adversely affect our ability to increase our production capacity and expand our business.

The estimated cost of our facility expansion and the addition of asphalt development is approximately $90 million including $20 million for purchasing land, $20 million for facility construction, $40 million for new equipment and $10 million for working capital for the whole business.  We received gross proceeds of $26.2 million from the Private Placement among which $20 million will be used for the purchase of land and $6.2 million will be used for general working capital. However, we still need additional cash resources to expand our manufacturing facility to include a raw material pre-treatment facility, additional storage capacity and an asphalt production facility. We plan to be funded through short-term borrowings, cash from operations and potential equity financing. However, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including, but not limited to:

•	investors’ perception of, and demand for, securities of petrochemical manufacturing and supply companies;
•	conditions of the U.S. and other capital markets in which we may seek to raise funds;
•	our future results of operations, financial condition and cash flow;
•	PRC governmental regulation of foreign investment in petrochemical manufacturing companies in China;

•	economic, political and other conditions in China; and
•	PRC governmental policies relating to foreign currency borrowings.”

54.
We note you reported negative working capital as of December 31, 2009 and March 31, 2010 and have significant non-current debt obligations. Please amend your liquidity discussion to address your ability to fund operations and service debt and the source of the funds. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

Response: Pursuant to your comment: , we have amended our discussion of Liquidity and Capital Resources to include additional discussions about our ability to service debt and fund operations and expansion.

55.	Please amend your filing to discuss the nature of and repayment terms related to your trade notes receivable and payable.

Response: Pursuant to your comment, we have disclosed the nature of any repayment terms related to our trade notes receivable on page 71 in our prospectus as follows:

“FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash equivalents, trade notes receivable, and accounts payable, short-term debt and other financial instruments.  The carrying values of cash equivalents, trade notes receivable, and accounts payables approximate their fair value because of the short maturity of these instruments. Trade notes receivable consists of non-collateralized non-interest bearing notes issued in connection with certain customer payments for product purchases. The company can cash the notes at, or within one month from, the maturity date, or use the notes receivable as cash payment for certain raw material purchases. Trade notes payable consists of non-collateralized non-interest bearing notes issued in connection with the acquisition of certain inventory and equipment. The company can cash the notes at, or within one month from, the maturity date, or use the notes receivable as cash payment for certain raw material purchases. The Company can cash the notes at, or within one month from the maturity date; or use the notes receivable as cash payment for purchasing certain raw materials. The carrying amounts of the Company’s bank borrowings under its credit facility approximate fair value because the interest rates are reset periodically to reflect current market rates.”

Item 15. Recent Sales of Securities, page 105

56.	As to any securities sold otherwise than for cash, such as services, please state aggregate amount of consideration received by the registrant. See Item 701(c) of Regulation S-K.

Response: Pursuant to your comment, we have provided in our disclosure that on April 19, 2010, we engaged three investor relations firms and issued a certain amount of securities in exchange for their services during the period ending April 18, 2011.

Item 16. Exhibits and Financial Statement Schedules, page 107

57.	Please file a copy of your articles of incorporation and bylaw as exhibits to your registration statement. See Item 601(b)(3)(i)-(ii) of Regulation S-K.

Response: Pursuant to your comment, we are filing a copy of our articles of incorporation as Exhibit 3.1 and incorporating our bylaws as Exhibit 3.3 by reference to Exhibit 3.1 of the Form 8-K we filed on July 7, 2010.

Item 17. Undertakings, page 108

58.	Please revise to provide the undertakings required under Item 512(a)(5)(ii) of Regulation S-K, as applicable.

Response: Pursuant to your comment, we are amending the undertakings as follows:

“The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) The undersigned registrant issuer hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of  appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

 (7) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time as the initial bona fide offering thereof.

(8) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.”

Signatures

59.
Please refer to Instruction 1 of the signature on Form S-1 and the requirement that the registration statement shall also be signed by your authorized representative in the United States if you are a foreign private issuer. Please revise and advise.

Response: Pursuant to your comment, we have included the signature of our chief financial officer.

Annual Report on Form 10-K for the year ended December31, 2009

Item 9A. Controls and Procedures, page 6

Evaluation of Disclosure Controls and Procedures, page 6

60.
In future filings, please revise to provide further disclosure regarding how you plan to rectify the material weakness identified in your disclosure controls and procedures. For example, please explain the specific roles the additional accounting staff will serve in remedying the material weakness.

Response: Pursuant to your comment, we have included in our disclosure of risk factors a discussion of our actions to remedy the material weakness on page 8 in the prospectus. The proposed change should be read as follows:

“We may be exposed to risks relating to our disclosure controls and our internal controls and may need to incur significant costs to comply with applicable requirements.

…
On April 22, 2010, Silver Pearl entered into a Share Exchange Agreement, by and among Keyuan International Group Limited (“Keyuan International”), a company organized under the laws of the British Virgin Islands, Delight Reward Limited, the sole shareholder of Keyuan International and a company organized under the laws of the British Virgin Islands (the “Keyuan International Shareholder”), and Denise D. Smith, our former principal stockholder (“Smith”). Pursuant to the terms of the Exchange Agreement, the Keyuan International Shareholder transferred to us all of the issued and outstanding ordinary shares of Keyuan International (the “Keyuan International Shares”) in exchange for the issuance of 47,658 shares of our Series M preferred stock, par value $0.001 per share (the “Series M Preferred Stock”) (such transaction is sometimes referred to herein as the “Share Exchange”). The Series M shares vote with the common stock on an as converted basis and are convertible into 47,658,000 shares of common stock upon the Company’s shareholders approving an increase in authorized common stock to at least 100,000,000 shares. As a result of the Share Exchange, we are now the holding company of Keyuan Plastics Co., Ltd., the operating subsidiary of Keyuan International organized in the People’s Republic of China (“China” or the “PRC”) and engaged in manufacturing and supplying various petrochemical products in China.

The Share Exchange resulted in a change-in-control of Silver Pearl as the Company’s shareholders have acquired the majority ownership of the combined entity.  As a result, the accounting staff of our operating entity in China became the primary accounting staff of our company.  In order to remedy our accounting staff’s lack of knowledge of U.S. accounting standards and requirements, we hired a CFO with significant U.S. accounting and finance experience.  Our CFO and our accounting staff  are working on documenting our internal controls and we expect such documentation to be complete in 2010. Testing of internal controls will be conducted thereafter. If our market capitalization exceeds $75 million in 2011, we will be required to be in compliance with the Sarbanes-Oxley Act Section 404 in the fiscal year of 2011. However our CFO and accounting staff have already taken actions to start our Sarbanes-Oxley Action 404 compliance project. We expect this compliance project will enhance the Company’s internal controls significantly.    We are also looking to fill additional financial staff positions.  Specifically, we believe that one or more accounting staff trained in U.S. GAAP would improve our controls and procedures, specifically with regard to the preparation of our financial statements.   Finally, we have recently appointed an audit committee comprised of independent members of our board of directors, including an audit committee chairman, whom we believe to meet the SEC’s definition of a “financial expert”  in the Sarbanes-Oxley Act Section 406 and 407. .  We believe that the increased oversight and experience provided by the audit committee will assist us in the establishment and oversight of our controls and procedures.   Although we believe that these corrective steps will remediate the material weaknesses discussed above when all of the additional financial staff positions are filled, we cannot assure you that this will be sufficient. We may be required to expend additional resources to identify, assess and correct any additional weaknesses in our internal control. We cannot make assurances that we will not identify additional material weaknesses in our internal control over financial reporting in the future.”

Exhibition 31.1 and 31.2

61.	In the future filings, please delete “amended” before “report” in paragraph 2 of the certifications.

Response: Pursuant to your comment, we have deleted “amended” before “report” in paragraph 2 of the certifications.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the Form 10-K or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

cc: Chunfeng Tao
      CEO
      Keyuan Petrochemicals., Inc.